EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
4th QUARTER EARNINGS

<table>
<tr><td>For more information regarding the content
of this news release, please contact:
Barbara Hasenstab
216-797-8798</td><td>*For Immediate Release*

News Release No.:   06-04
Release Date: February 9, 2006</td></tr>
</table>

ASSOCIATED ESTATES REALTY CORPORATION REPORTS FOURTH QUARTER RESULTS

Cleveland, Ohio - February 9, 2006 - Associated Estates Realty Corporation (NYSE: AEC) today reported net income applicable to common shares of $23,239,000 or $1.28 per common share (basic and diluted), for the fourth quarter ended December 31, 2005, compared with a net loss applicable to common shares of $3,410,000, or $0.17 per common share (basic and diluted), for the fourth quarter ended December 31, 2004. The results for the fourth quarter of 2005 include gains from property sales of approximately $1.49 per share.

Funds from operations (FFO) for the quarter were $0.26 per common share (basic and diluted), compared with $0.26 per common share (basic and diluted) for the fourth quarter ended December 31, 2004. A reconciliation of net income (loss) applicable to common shares to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.

Total revenues for the quarter were $38,889,000, compared with $36,688,000 for the fourth quarter of 2004, an increase of 6.0 percent.

Additional quarterly and year to date financial information, including segment detail and performance by region for the Company's same store portfolio, is included in the Company's supplemental fact booklet, which is available on the "Investor Relations" section of the Company's web site at www.aecrealty.com, or by clicking on the following link: http://www.snl.com/interactive/ir/corp.asp?iid=103102.

Same Store (Market-Rate) Portfolio

Revenues for the quarter from the Company's same store (market-rate) portfolio were up 2.7 percent, and total property operating expenses for the same store (market-rate) portfolio increased 4.6 percent, resulting in a 1.2 percent increase in net operating income (NOI), compared with the fourth quarter of 2004. Excluding the impact of the state of Ohio property tax rollback expense, discussed under " Full Year Performance" below, NOI for the same store (market-rate) portfolio would have increased 2.3 percent, compared with the fourth quarter of 2004.

Controllable expenses, including personnel, advertising and promotion, buildings and grounds repair and maintenance and other operating expenses, declined 3.5 percent, while noncontrollable expenses, including utilities and real estate taxes and insurance, increased 16.2 percent.

Physical occupancy was 92.5 percent at the end of the fourth quarter of 2005, compared with physical occupancy of 91.2 percent at the end of the fourth quarter of 2004.

For the fourth quarter, the average net collected rent per unit for the same store (market-rate) properties increased 2.5 percent to $690 per month, compared with the fourth quarter of 2004. Net collected rent per unit for the Company's same store (market-rate) Midwest portfolio grew 1.5 percent, while net collected rent per unit for the Company's same store (market-rate) properties in the Mid-Atlantic/Southeast markets grew 6.0 percent.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
4th QUARTER EARNINGS

Sequential Same Store (Market-Rate) Portfolio

On a sequential quarterly basis, revenues from the Company's same store (market-rate) portfolio were down 0.7 percent, and the average net collected rent per unit for the same store (market-rate) properties decreased 0.6 percent in the fourth quarter, compared with the third quarter of 2005.

Full Year Performance

For the year ended December 31, 2005, the Company had net income applicable to common shares of $28,913,000 or $1.51 per common share (basic and diluted), compared with a net loss applicable to common shares of $2,481,000 or $0.13 per common share (basic and diluted) for the year ended December 31, 2004. The full year results include gains from property sales of approximately $2.53 per share in 2005 and $0.50 per share in 2004.

Funds from operations (FFO) for the year 2005 were $0.91 per common share (basic and diluted), compared with $1.07 per common share (basic and diluted) for the year 2004. The results for the year 2005 exclude non-cash redemption costs of approximately $0.11 per share associated with the redemption of the Company's Class A Preferred Shares in January 2005.

The FFO per share for 2005 also reflects: decline in third party management fee revenues; more "normalized" operations for the Company's painting subsidiary; and the elimination of the 10 percent property tax rollback for commercial properties in the state of Ohio, which resulted in real estate tax increases for the year of approximately $0.04 per share, compared with 2004.

 A reconciliation of net income (loss) applicable to common shares to FFO is included in the table at the end of this press release and in the Company's supplemental financial information to be furnished with this earnings release to the Securities and Exchange Commission on Form 8K.

Acquisitions and Dispositions

As previously announced, the Company acquired a 168-unit apartment community in Atlanta, GA, in October. The Company also sold a 460-unit community in Orlando, FL, in October, as previously announced. Proceeds from the sales of properties are currently being used primarily to pay down debt and repurchase shares of the Company's stock.

The Company said it expects to sell at least $75 million of properties during 2006.

Stock Repurchase

In 2005, the Company's Board of Directors approved a $50 million stock repurchase program. During the fourth quarter, the Company purchased 914,800 shares at an average price of $9.26 per share, bringing the total shares repurchased for the year to 1,818,700 shares at an average price of $9.56 per share.

The Company said it intends to enter into a Rule 10b5-1 contract to facilitate stock repurchases under the previously authorized stock repurchase program.

2006 Earnings Guidance

The Company said its current FFO expectations for the year 2006 are in the range of $0.98 to $1.02 per share. Assumptions relating to the Company's earnings guidance can be found on page 21 of the fourth quarter 2005 supplemental fact booklet posted on the Company's website at www.aecrealty.com.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
4th QUARTER EARNINGS

Conference Call

A conference call to discuss the results will be held today, Thursday, February 9, at 2:00 p.m. Eastern. To participate in the call:

Via Telephone: The dial in number is 800-867-4593, and the passcode is "Estates."

Via the Internet (listen only): Access the Investor Relations page on the Company's website at www.aecrealty.com. Please log on at least 15 minutes prior to the scheduled start time in order to register, download, and install any necessary audio software. Select the "Live Webcast" link at the top of the page and follow the brief instructions to register for the event. The webcast will be archived through February 23, 2006.

Safe Harbor Statement

This news release contains forward-looking statements based on current judgments and current knowledge of management, which are subject to certain risks, trends and uncertainties that could cause actual results to vary from those projected, including but not limited to, expectations regarding the Company's 2006 performance, which are based on certain assumptions. Accordingly, readers are cautioned not to place undue reliance on forward-looking statements. These forward-looking statements are intended to be covered by the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The words "expects," "projects," "believes," "plans," "anticipates," and similar expressions are intended to identify forward-looking statements. Investors are cautioned that the Company's forward-looking statements involve risks and uncertainty, including without limitation the following: changes in economic conditions in the markets in which the Company owns and manages properties, including interest rates, the overall level of economic activity, the availability of consumer credit and mortgage financing, unemployment rates and other factors; risks of a lessening of demand for the multifamily units owned or managed by the Company; competition from other available apartments and change in market rental rates; increases in property and liability insurance costs; catastrophic losses that are not covered by the Company's insurance; risks of personal injury claims and property damage related to mold claims because of diminished insurance coverage; changes in government regulations affecting the Affordable Housing properties and other properties operated by the Company; changes in or termination of contracts relating to third party management and advisory business; inability to renew current Housing Assistance Payment (HAP) contracts at existing rents; weather and other conditions that might adversely affect operating expenses; expenditures that cannot be anticipated such as utility rate and usage increases, unanticipated repairs, and real estate tax valuation reassessments or millage rate increases; inability of the Company to achieve anticipated reductions in operating expenses and increases in revenues; the results of litigation filed or to be filed against the Company; changes in tax legislation; risks related to the Company's joint ventures; risks associated with property acquisitions such as environmental liability, among others; changes in market conditions that may limit or prevent the Company from acquiring or selling properties; the timing of the defeasance of loans; and risks related to the perception of residents and prospective residents as to the attractiveness, convenience and safety of the Company's properties or the neighborhoods in which they are located.

Company Profile

Associated Estates Realty Corporation, one of the largest multifamily property owners in the United States, is a real estate investment trust ("REIT"), headquartered in Richmond Heights, Ohio, a suburb of Cleveland. The Company directly or indirectly owns, manages, or is a joint venture partner in 111 multifamily properties containing a total of 23,752 units located in 11 states.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
4th QUARTER EARNINGS

		ASSOCIATED ESTATES REALTY CORPORATION			
		Financial Highlights			
		(in thousands, except per share data)			
		For the Three Months Ended		For the Twelve Months Ended	
		December 31,		December 31,	
		2005	2004	2005	2004
Total revenue		$ 38,889	$ 36,688	$ 150,428	$ 149,387
Net income (loss)		24,501	(1,719)	36,206	3,324
Net income (loss) applicable to common shares [1]		23,239	(3,410)	28,913	(2,481)
Add:	Depreciation - real estate assets	7,923	8,022	32,355	31,583
	Depreciation - real estate assets - joint ventures	239	241	959	1,059
	Amortization of joint venture deferred costs	9	9	34	8
	Amortization of intangible assets	453	152	1,492	434
Less:	Extraordinary item and gain on disposition of properties	(27,099)	-	(48,536)	(9,682)
Funds from operations (FFO) [2]		4,764	5,014	15,217	20,921
Add:	Original cost associated with redemption of preferred shares	-	-	2,163	-
Funds from operations (FFO) excluding preferred redemption costs [3]		4,764	5,014	17,380	20,921
Add:	Depreciation - other assets	386	441	1,617	1,737
	Depreciation - other assets - joint ventures	43	50	177	200
	Amortization of deferred financing fees	270	266	1,156	1,067
	Amortization of deferred financing fees - joint ventures	12	7	47	68
Less:	Fixed asset additions	(2,512)	(3,059)	(8,152)	(9,058)
	Fixed asset additions - joint ventures	(74)	(46)	(148)	(76)
	Funds available for distribution (FAD) [4]	$ 2,889	$ 2,673	$ 12,077	$ 14,859
Per share:					
Net income (loss) applicable to common shares - basic and diluted [1]		$ 1.28	$ (0.17)	$ 1.51	$ (0.13)
Funds from operations - basic and diluted [2]		$ 0.26	$ 0.26	$ 0.79	$ 1.07
- excluding preferred redemption costs [3]		$ 0.26	$ 0.26	$ 0.91	$ 1.07
Dividends per share		$ 0.17	$ 0.17	$ 0.68	$ 0.68
Weighted average shares outstanding - basic and diluted		18,214	19,551	19,162	19,519

(1)   After dividends and original costs associated with the preferred share redemption, of $1,262, $1,691, $7,293 and $5,805, equivalent to $0.07, $0.09, $0.38 and $0.30 per common share, respectively.

(2)   The Company defines funds from operations (FFO) as the inclusion of all operating results, both recurring and non-recurring, except those results defined as "extraordinary items" under generally accepted accounting principles (GAAP), adjusted for depreciation on real estate assets and amortization of intangible assets and gains and losses from the disposition of properties and land. Adjustments for joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with GAAP and is not necessarily indicative of cash available to fund cash needs and should not be considered an alternative to net income as an indicator of the Company's operating performance or as an alternative to cash flow as a measure of liquidity. The Company generally considers FFO to be a useful measure for reviewing the comparative operating and financial performance of the Company because FFO can help one compare the operating performance of a company's real estate between periods or as compared to different REITs. It should be noted however, that certain other real estate companies may define FFO in a different manner.

EXHIBIT 99.1

ASSOCIATED ESTATES REALTY CORPORATION
4th QUARTER EARNINGS

(3)   The Company defines FFO excluding preferred redemption costs as FFO, as defined above, plus the add back of the $2,163,000 original issuance costs associated with the redemption of preferred shares. In accordance with GAAP, the Company reclassified these costs from paid-in-capital to operating activity in connection with the redemption of the Series A Preferred Shares. The Company is providing this calculation as an alternative FFO calculation as it considers it a more appropriate measure of comparing the operating performance of a company's real estate between periods or as compared to different REITs.

(4)   The Company defines FAD as FFO plus depreciation other and amortization of deferred financing fees less recurring fixed asset additions. Fixed asset additions exclude development, investment, revenue enhancing and non-recurring capital additions. Adjustments for joint ventures are calculated to reflect FAD on the same basis. The Company considers FAD to be an appropriate supplemental measure of the performance of an equity REIT because, like FFO, it captures real estate performance by excluding gains or losses from the disposition of properties and land and depreciation on real estate assets and amortization of intangible assets. Unlike FFO, FAD also reflects that recurring capital expenditures are necessary to maintain the associated real estate.

Should you have any questions concerning this release, please contact: Barbara E. Hasenstab, Vice President of Investor Relations and Corporate Communications, 216-797-8798 or IR@aecrealty.com. The full text and supplemental schedules of this press release are available on AEC's home page at www.aecrealty.com. To receive a copy of the results by mail or fax, please contact Investor Relations at 1-800-440-2372, ext. 8752. AEC's web site is linked to Sharebuilder, an online service that allows investments in shares of AEC common stock directly on a recurring basis. For more information, access the Investor Relations "News" section of www.aecrealty.com